May 23, 2014 Mara L. Ransom Assistant Director U.S. Securities and Exchange Commission Division of Corporation Finance 100 F Street, N.E.	505 Montgomery Street, Suite 2000
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Re:	Safeway Inc.

Preliminary Proxy on Schedule 14A

Filed on April 17, 2014

File No. 001-00041

Dear Ms. Ransom:

On behalf of Safeway Inc. (“Safeway”), we respond as follows to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “SEC”) set forth in your letter, dated May 16, 2014, with respect to Safeway’s preliminary proxy materials on Schedule 14A, originally filed with the SEC on April 17, 2014 (the “Proxy Materials”). Capitalized terms used but not defined in this letter shall have the respective meanings assigned to such terms in the Proxy Materials.

Set forth below in bold are the comments from the Staff’s letter. Immediately below each of the Staff’s comments is Safeway’s response to that comment. For your convenience, each of the numbered paragraphs below corresponds to the numbered comment in the Staff’s comment letter and includes the caption used in the comment letter.

General

1.	Please provide us with your detailed legal analysis as to whether the contingent value rights are securities, the offer and sale of which should be registered under the Securities Act of 1933. In preparing your response, please consider prior staff no-action letters on this topic in support of your position. See, e.g., Minnesota Mining and Manufacturing Co., SEC No-Action Letter (Oct. 13, 1988).

May 23, 2014

Response:

It is our view that the contractual contingent value rights (the “Casa Ley CVRs”) as described in the Casa Ley Contingent Value Rights Agreement (the “Casa Ley CVR Agreement”) or the contractual contingent value rights (the “PDC CVRs” and, together with the Casa Ley CVRs, the “CVRs”) as described in the PDC Contingent Value Rights Agreement (the “PDC CVR Agreement”) are not “securities” under the Securities Act of 1933 (the “Securities Act”). Treating the CVRs as securities would be inconsistent with the position consistently taken by the Staff in no-action letters whereby the Staff has not recommended enforcement action in connection with the issuance, without registration, of contingent deferred payment rights bearing the same essential characteristics as the CVRs.

Pursuant to the Casa Ley CVR Agreement, the Casa Ley CVRs would give holders of Safeway’s shares of common stock the right to receive a pro-rata portion of the net proceeds from the post-Closing sale of all or any portion of Safeway’s 49% interest (the “Casa Ley Interest”) in Casa Ley, S.A. de C.V., a Mexico-based food and general merchandise retailer (“Casa Ley”) that remains unsold as of the Closing. The Casa Ley CVR Agreement requires the Casa Ley Interest to have been sold by the later of (i) the four-year anniversary of the Closing and (ii) if one or more sales agreements regarding the Casa Ley Interest are executed prior to the four-year anniversary of the closing of the Merger but the sale of the applicable Casa Ley Interest has not closed, 60 days after the date all such sales agreements have either been terminated or all closings under such sales agreements have occurred (the “Casa Ley Sale Deadline”). If the entire Casa Ley Interest is not sold by the Casa Ley Sale Deadline, the Casa Ley CVR Agreement provides for a payment to the holders of the Casa Ley CVRs equal to the excess, if any, of (x) the fair market value, as determined either mutually by Safeway and the Shareholder Representative or by an independent investment bank, of any portion of the Casa Ley Interest that remains unsold as of the Casa Ley Sale Deadline over (y) certain related fees, expenses and assumed taxes (based on a 39.25% rate) that would have been deducted in calculating net proceeds from a sale of the Casa Ley Interest.

Pursuant to the PDC CVR Agreement, the PDC CVRs would give the holders of Safeway’s shares of common stock the right to receive a pro-rata portion of the net proceeds from the post-Closing sale of all or any portion of the assets of Safeway’s real-estate development subsidiaries, Property Development Centers, LLC and PDC I, Inc. (“PDC”), that remain unsold as of the Closing. The PDC CVR Agreement requires PDC to have been sold by the later of (i) the two-year anniversary of the closing of the Merger and (ii) if one or more sales agreements regarding PDC assets are executed prior to the two-year anniversary of the Closing but the applicable sale of PDC assets has not closed, 60 days after the date all such sales agreements have either been terminated or all closings under such sales agreements have occurred (the “PDC Sale Deadline”). To the extent that any of the assets of PDC are not sold prior to the PDC Sale Deadline, Safeway will thereafter have no further obligations to the holders of the PDC CVRs relating to such assets or any proceeds relating to any future sale thereof.

The Staff has consistently taken the position that it would not recommend enforcement action if, in connection with a proposed merger, contingent deferred payment rights having the same essential characteristics as the CVRs were not registered under the Securities Act. The Staff has noted the following factors when granting such no-action relief:

(i)	the rights are an integral part of the consideration to be received in the merger and will be granted pro-rata;

May 23, 2014

(ii)	the rights do not represent any ownership or equity interest and do not carry voting or dividend rights or bear a stated rate of interest;

(iii)	the rights are non-transferable, except by operation of law or by will or intestacy;

(iv)	the rights will not be evidenced by any form of certificate or instrument; and

(v)	any amount ultimately paid to the selling stockholders does not depend on the operating results of the surviving company or any constituent company to the merger.

(See, e.g., CMC Real Estate Corporation (March 20, 1987); Slater Development Corporation (April 7, 1988); Essex Communications Corp. (June 28, 1988); First Boston, Inc. (December 2, 1988); Minnesota Mining and Manufacturing Company (October 13, 1988); Marriott Residence Inn Limited Partnership (February 20, 2002) and Marriott Residence Inn Limited Partnership II (May 8, 2002).)

The Staff’s no-action letters in CMC Real Estate Corporation (March 20, 1987) and First Boston, Inc. (December 2, 1988) are of particular relevance because they consider contingent payment rights triggered by asset divestitures similar to the kind that determine payment under the CVRs. CMC Real Estate involved deferred cash consideration rights based on a post-merger sale of commuter rail lines owned by the target company. The deferred cash consideration rights in First Boston provided for the payment of additional merger consideration based on a pre-merger sale of stock of the target company or a post-merger sale of stock of the surviving corporation. The Staff concluded in each of these instances that it would not recommend enforcement action if the deferred cash consideration rights were not registered under the Securities Act.

These criteria are well-established and have been relied on in recent transactions involving contractual contingent payment rights that were not registered under the Securities Act, including contingent payment rights payable upon asset divestiture similar to the kind that determine payment under the CVRs. Several recent examples in which such contingent payment rights were not registered as securities include:

•	AT&T Inc.’s 2013 acquisition of Leap Wireless International, Inc. in which Leap stockholders received non-transferable contingent value rights that entitled the holder to a pro-rata share of the net proceeds of the sale of a certain spectrum license granted to Leap by the Federal Communications Commission.

•	Ligand Pharmaceutical Incorporated’s 2009 acquisition of Neurogen Corporation in which Neurogen’s shareholders received non-transferable contingent value rights that entitled the holder to pro-rata portions of the net proceeds from the sale of certain real estate held by Neurogen as well as pro-rata portions of the net proceeds from the sale of Neurogen’s business segment related to development of their Aplindore product.

May 23, 2014

•	NYSE Euronext’s 2008 acquisition of the American Stock Exchange (“Amex”) in which Amex members agreed to receive additional shares of NYSE Euronext common stock based on the net proceeds from the expected sale of Amex’s lower Manhattan headquarters.

The CVRs described in both the Casa Ley CVR Agreement and the PDC CVR Agreement have the same five essential characteristics the Staff has identified in the no-action letters cited above and that were present in the transactions described above.

•	The CVRs are an integral part of the consideration to be received by Safeway’s stockholders because, as discussed in the Proxy Materials in “Proposal 1—The Merger—Background of the Merger” beginning on page 52, they bridged a valuation gap between the Parent’s and Safeway’s valuation of the PDC assets and the Casa Ley Interest. In addition, the CVRs will grant pro-rata rights to Safeway’s stockholders, as discussed in the Proxy Materials in “Casa Ley Contingent Value Rights Agreement—Payments” beginning on page 149 and in “PDC Contingent Value Rights Agreement—Payments” beginning on page 156.

•	The CVRs will not represent any ownership interest in the surviving entities and will not have any voting, liquidation or dividend rights, nor will the CVRs bear a stated rate of interest. See in the Proxy Materials “Casa Ley Contingent Value Rights Agreement—Rights of the Casa Ley Holders” on page 154 and “PDC Contingent Value Rights Agreement—Rights of the PDC Holders” on page 162.

•	The CVRs will not be assignable or transferable except (i) by will or intestacy, (ii) by an instrument to an inter vivos or testamentary trust in which the CVRs are to be passed to beneficiaries upon the death of the trustee, (iii) by a transfer made pursuant to a court order (including in connection with divorce, bankruptcy or liquidation), (iv) if a CVR holder is a corporation, partnership or limited liability company, by a distribution by the transferring corporation, partnership or limited liability company to its stockholders, partners or members, as applicable (provided that such distribution does not subject the CVRs to a requirement of registration under the Securities Act or the Exchange Act, or in the case of a transferring corporation, Safeway shall have reasonably determined after consultation with counsel that such distribution does not subject the CVRs to a requirement of registration under the Securities Act or the Exchange Act), and (v) by transfers made by operation of law. See in the Proxy Materials “Casa Ley Contingent Value Rights Agreement—CVRs Non-Transferable” on page 152 and “PDC Contingent Value Rights Agreement—CVRs Non-Transferable” on page 159.

•	The CVRs will not be evidenced by any certificate or other instrument. See in the Proxy Materials Annex A: Agreement and Plan of Merger: Exhibit B, Form of Casa Ley Contingent Value Rights Agreement, § 2.3(a) and Exhibit C, Form of PDC Contingent Value Rights Agreement, § 2.3(a).

May 23, 2014

•	The CVRs represent only the contractual right to receive the contingent payments described above, and accordingly, any amounts paid to CVR holders depend only on the sale of the Casa Ley Interest or the PDC assets, not the operating results of Safeway or any surviving entity. Pursuant to the Staff’s no-action letters in First Boston and CMC Real Estate, as discussed above, such asset sales should not be deemed to depend on the operating results of Safeway.

On the basis of the foregoing, we respectfully submit that that the CVRs are not “securities” within the meaning of the Securities Act and, accordingly, registration of the CVRs under the Securities Act is not required.

Letter to Stockholders

2.	Please improve the readability of the paragraph describing the merger consideration that begins at the bottom of the first page of the letter and continues on the second page.

Response:

In response to the Staff’s comments, the disclosure that begins on the first page of the letter has been revised to simplify the description of the Per Share Merger Consideration, and this change has been reflected throughout the Proxy Materials (including, e.g., pages 5, 24, 25, 50 and 115).

Merger Consideration, page 6

3.	Your definition of “Per Share Merger Consideration” includes both the cash merger consideration, as well as any contingent payments payable pursuant to the contingent value rights shareholders may receive. The contingent elements of the merger consideration should consistently be characterized as such throughout the proxy statement; that is, shareholders should understand that they should vote for the merger if they are willing to accept only $32.50 in cash. Please revise to make this clear throughout the proxy statement including through the use of defined terms and highlighted statements emphasizing the contingent nature of any additional payments. See for example, the comparison of the per share merger consideration to recent trading prices of Safeway common stock.

Response:

In response to the Staff’s comments, the disclosure that begins on the first page of the letter has been revised to reinforce that there are contingent elements of the Per Share Merger Consideration and that shareholders should only vote to approve and adopt the Merger Agreement if they are willing to assume the risk that these contingent events may not occur and that there may be no cash consideration ultimately paid to them in excess of $32.50 per share. This change has been reflected throughout the Proxy Materials (including, e.g., pages 5, 24, 25, 50 and 115).

4.	Revise generally to discuss the uncertain timing of the PDC and Casa Ley CVR triggering events and to generally describe the specific uncertainties which could result in no additional value for shareholders besides the $32.50 in cash consideration being offered pursuant to the merger.

May 23, 2014

Response:

In response to the Staff’s comments, the descriptions of the Casa Ley CVR Agreement and the PDC CVR Agreement have been revised to discuss the uncertain timing of payment and specific uncertainties that could result in no additional value for shareholders besides the $32.50 in cash consideration being offered pursuant to the Merger. This change has been reflected throughout the Proxy Materials (including, e.g., pages 8, 11, 26, 27, 144, 145, 155 and 163).

Background of the Merger, page 51 (now page 52)

5.	We note your disclosure in the first paragraph on page 54 that the Board of Directors concluded “that it would not pursue a sale of Safeway at that time, but rather that it would continue to implement… a strategy to return cash to the stockholders that it expected to receive from the Canadian Sale.” Please explain in further detail the reasons why the Board of Directors decided not to pursue a sale of Safeway at that time. In this regard, we note your disclosure on page 53 that the Board considered the potential rationale for a possible sale, including, “near-term premium to stockholders.”

Response:

In response to the Staff’s comment, the disclosure on what is now page 55 has been revised to state that the Board’s conclusion to continue to implement its current business plan and implement a strategy to return cash to the stockholders was based on the factors considered at the meeting described on what is now page 54, and the Board’s belief that these actions would ultimately enhance Safeway’s value.

6.	We note your disclosure on page 56 that “[t]he Board also reviewed a list of strategic companies that could be acquirers….[t]he Board did not believe it was likely that any of these strategic companies were likely to pursue an acquisition of Safeway.” Please expand your disclosure to further discuss why the Board did not consider any of the strategic companies presented on the December 5, 2013 meeting to be likely potential acquirers.

Response:

In response to the Staff’s comment, the disclosure on what is now page 57 has been revised to describe the reasons that the Board did not believe that the strategic companies were likely to pursue an acquisition of Safeway.

7.	We note your disclosure on page 54 that the Board of Directors would not permit Cerberus and Albertson’s LLC to undertake a due diligence review without “an acquisition proposal with a price and other key terms that were compelling.” Please expand your disclosure regarding why the Board of Directors changed its positions and was willing to “provide information to Albertson’s LLC, Cerberus, the Co-Investors and their advisors to enable them to conduct a due diligence investigation,” even though the December Proposal was not accepted (page 57).

May 23, 2014

Response:

In response to the Staff’s comment, the disclosure on what is now page 58 has been expanded to describe why the Board was willing to allow Albertson’s, Cerberus, the Co-Investors and their advisors to conduct a due diligence investigation at that time. Safeway notes that at the earlier time referred to on what is now page 55, when the Board did not permit diligence, Albertson’s and Cerberus had not yet made any proposal and therefore the Board concluded that it was premature to permit a due diligence investigation. The disclosure on what is now page 55 has been revised to clarify this point.

8.	Please expand your disclosure to discuss how the Board got comfortable with the assigned value imputed to the Casa Ley CVR and PDC CVR. In this regard, please tell us what consideration, if any, the Board gave to the uncertainty associated with the CVRs (e.g., regarding whether a CVR will occur, the timing and terms of any such transaction, the definitive form of the CVR agreements, etc.), and please revise your disclosure to the extent necessary to explain the specific uncertainties associated and how the Board assessed them in recommending this transaction.

Response:

In response to the Staff’s comment, the disclosure on page 65 has been revised to add a paragraph describing the Board’s consideration of the CVRs.

Opinion of Greenhill & Co., LLC, Financial Advisor to the Board, page 83 (now page 85)

9.	Please briefly describe the method by which Greenhill was selected as your financial advisor. Please see Item 1015(b)(3) of Regulation M-A.

Response:

In response to the Staff’s comment, the disclosure on what is now page 85 has been revised to describe the method by which Greenhill was selected as Safeway’s financial advisor.

The Merger Agreement, page 113 (now page 114)

Explanatory Note Regarding the Merger Agreement, page 113 (now page 114)

10.	Regarding the last sentences of this section, please clarify for us whether in fact you have provided information in the proxy statement that qualifies a representation or warranty may have been included in this Proxy Statement and revise your disclosure, as necessary.

Response:

The Proxy Materials do not qualify a representation or warranty of the Merger Agreement and the disclosure on what is now page 114 has been revised accordingly.

May 23, 2014

* * * * *

We have been authorized to confirm, on behalf of Safeway, Safeway’s acknowledgment that:

•	Safeway is responsible for the adequacy and accuracy of the disclosure in the filing;

•	it is the Staff’s view that Staff comments or changes to disclosure in response to Staff comments do not foreclose the SEC from taking any action with respect to the filing; and

•	it is the Staff’s view that Safeway may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

If you have any questions or require any further information regarding the response contained in this letter, please feel free to contact me.

Very truly yours,

/s/ Scott R. Haber
Scott R. Haber

CC:	Jennifer López, Esq., Division of Corporation Finance

Dietrich King, Esq., Division of Corporation Finance

Christina Chalk, Esq., Division of Corporation Finance

Robert Gordon, Esq., Safeway Inc.

M. Adel Aslani-Far, Esq., Latham & Watkins LLP

Eli G. Hunt, Esq., Latham & Watkins LLP